1 RioTintoNonBusiness Notice to ASX Rincon Project Mineral Resources and Ore Reserves: Table 1 4 December 2024 Rio Tinto today announces initial Mineral Resources and Ore Reserves for the Salar del Rincon lithium brine deposits (Rincon Project) in Argentina to be developed by Rio Tinto. Mineral Resources inclusive of Ore Reserves comprise 1.54 Mt Lithium Carbonate Equivalent (LCE) of Measured Resources, 7.85 Mt LCE of Indicated Resources and 2.29 Mt LCE of Inferred Resources. The Ore Reserves comprise 2.07 Mt LCE of Probable Ore Reserves. The new Mineral Resources and Ore Reserves are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012 (JORC Code) and the ASX Listing Rules. Supporting information is set out in this release and its Appendix. Rio Tinto’s ownership percentage is 100%. The proposed project consists of brine extraction using a production wellfield, processing and waste facilities, as well as associated infrastructure. Full-scale production based on the current feasibility study is estimated to be approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years1. However, plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput, subject to permitting. The Rincon 3000 starter plant is scheduled for completion in the first half of 2025. Rincon is a large, long-life asset that is expected to be in the first quartile of the cash cost curve. A tabulation of the initial Mineral Resources inclusive of Ore Reserves at the Rincon Project is provided in Table A. Reporting of Mineral Resources inclusive of Ore Reserves is industry-standard for in situ lithium brines and is compliant with JORC code reporting criteria. A tabulation of the Ore Reserves at the Rincon Project is provided in Table B. 1 This production target is underpinned as to 100% by Probable Ore Reserves. Estimated Inferred Mineral Resources are excluded from the mine plan and production target estimates. The stated Mineral Resource and Ore Reserve estimates have been prepared by Competent Persons in accordance with the requirements of the JORC Code. EXHIBIT 99.4

Notice to ASX 2 / 36

Table A Rincon Project Mineral Resources Inclusive of Ore Reserves as at 1 May 2024

Measured Mineral Resources as at 1 May 2024				Indicated Mineral Resources as at 1 May 2024				**Total Measured and Indicated Mineral Resources as at 1 May 2024**			
Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Avg Lithium Grade**	**Lithium Metal**	**LCE**
Mm^3	mg/L	Mt	Mt	Mm^3	mg/L	Mt	Mt	**Mm^3**	**mg/L**	**Mt**	**Mt**
748	394	0.29	1.54	3,419	432	1.48	7.85	**4,167**	**428**	**1.77**	**9.39**

Inferred Mineral Resources as at 1 May 2024				**Total Mineral Resources as at 1 May 2024**				Rio Tinto Interest
Total Brine Volume	Avg Lithium Grade	Lithium Metal	LCE	**Total Brine Volume**	**Avg Lithium Grade**	**Lithium Metal**	**LCE**	
Mm^3	mg/L	Mt	Mt	**Mm^3**	**mg/L**	**Mt**	**Mt**	%
1,148	374	0.43	2.29	**5,315**	**416**	**2.20**	**11.68**	100

Mm^3 = million cubic meters
mg/L = milligrams per litre
Mt = million tonnes

Notes:
- The Mineral Resources estimate has been classified in accordance with the JORC Code.
- Mineral Resources are in situ and inclusive of the Ore Reserves.
- The effective date is determined by the most recent depth-specific sample collection data considered for the resource estimate. The estimate is based on: (1) drainable porosity values for hydrogeological units in the brine aquifer, (2) a lithium cut-off grade of 250 mg/L, and (3) including only properties controlled by Rio Tinto as of May 2024.
- To obtain the equivalent tonnage for Lithium Carbonate Equivalent (LCE), the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.322785 to obtain LCE mass from lithium mass.
- Comparisons to values provided in other tables and calculations using the tabulated figures may differ due to rounding of numbers and the differences caused by use of averaging methods.

Table B Rincon Project Ore Reserves as at 1 May 2024

Proven Ore Reserves as at 1 May 2024		Probable Ore Reserves as at 1 May 2024		**Total Ore Reserves as at 1 May 2024**		Average process Efficiency %	Rio Tinto interest	**Rio Tinto share Recoverable Li metal**	**Rio Tinto share Recoverable LCE**
Total Brine Pumped	Extracted Grade	Total Brine Pumped	Extracted Grade	**Total Brine Pumped**	**Extracted Grade**				
Mm^3	mg/L Li	Mm^3	mg/L Li	**Mm^3**	**mg/L Li**		%	**Mt**	**Mt**
-	-	1,340	350	**1,340**	**350**	90.0	100.0	**0.39**	**2.07**

Notes:
- The Ore Reserve estimate has been classified in accordance with the JORC Code.
- The Ore Reserve estimate is based on lithium cut-off grade of 250 mg/L
- Total Brine Pumped is a cumulative brine volume and LCE mass from the entire wellfield.
- Extracted Grade is averaged for the 40 year pumping period for the simulated wellfield.
- To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain final compound weight. The factor used was 5.322785 to obtain LCE mass from lithium mass.
- Ore Reserves are reported from a point of reference of processed brine. Estimated processing losses are 10% (90% process efficiency).
- Only Measured and Indicated Mineral Resources are used for estimates of Extracted Grade, Tonnes Li, and Tonnes LCE.
- Mining method is proposed to be extraction by production wells.

Notice to ASX 3 / 36 RioTintoNonBusiness Summary of information to support the Mineral Resource reporting Mineral Resources are supported by the information set out in the Appendix to this release in accordance with the Table 1 checklist in the JORC Code. The following summary information is provided in accordance with rule 5.8 of the ASX Listing Rules. The Mineral Resources were estimated for the Rincon Project by the hydrogeological consulting firm of Montgomery & Associates. Geology and hydrogeological interpretation The Mineral Resources are based on the Salar del Rincon deposits which are typical of a mature salar with lithium-enriched brine hosted in clastic and evaporitic sediments. The deposits are similar to other lithium brine deposits located in the Puna Plateau which extends across multiple countries and jurisdictions in South America. Active tectonics form and sustain numerous young Cenozoic endorheic basins in the Puna Plateau. North-south aligned thrust faults, grabens, and half grabens frequently create accommodation space, while transverse strike- slip faults or volcanism assist with basin closure. Siliclastic material deposited in the basins is sourced from the surrounding geology of the catchment area, although pre-basin sediments may also occur deeper in the basin and function as aquifers. Sedimentary deposits typically include evaporite deposits dominated by halite with widespread occurrence of gypsum, and travertine from active or dormant hydrothermal springs. The arid environment limits precipitation, and waters migrate downgradient to the salar margin from the surrounding mountains. The aridity and phreatic brine level near land surface promotes groundwater evaporation which concentrates the fluids to form brines enriched in dissolved solids. Salar sediments in the Rincon Project basin are sub-horizontal clastic sediments and evaporites that host brine in pore or cavity spaces. The interconnected nature of the pores governs the ability of brine to gravity drain from the media and is a key factor for assessing the potential drainable lithium available. Mineralisation of dissolved lithium in brine has low local variability with relatively consistent or increasing grades in the salar area and with increasing depth. Fractured halite and black sand aquifers contain the bulk of extractable lithium. The fractured halite unit is a close to surface, unconfined aquifer composed of a thick, well-developed body of halite with open, interconnected cavities between halite crystals. The fractured halite aquifer ranges in thickness from 1 m at the edge of the salar nucleus to 30 metres (m) in the centre. The fractured and upheaved salt crust has a jagged salt surface as a result of the continuous process of dissolution and recrystallisation of salt by evaporation. The black sand aquifer units exhibit confined to semi-confined conditions. Black sands are variably interbedded with massive halite at depths ranging from 30 m to 150 m and vary laterally throughout the salar area. The enriched brine aquifer system, which hosts lithium mineralisation is well understood and defined by brine level below land surface, assays, specific conductivity profiles, downhole geophysics, and transient electromagnetic surface geophysical surveys. Drilling techniques; sampling techniques; and sample analysis method Drilling has been carried out using a combination of diamond (DD) and direct rotary (RT) drilling methods. Total drilling within the Rincon Project basin includes 277 diamond drill holes having drilled a total of 27,877 m and 95 rotary drill holes having drilled a total of 9,228 m. A total of 204 diamond holes were equipped with slotted casing to allow for future brine or water level monitoring and sampling. A total of 91 rotary holes were equipped with screened casing for aquifer testing, sampling, and monitoring.

Notice to ASX 4 / 36 RioTintoNonBusiness Brine and water chemistry samples (assays) have been collected from depth-specific packer intervals. Aquifer composite samples were collected during pumping tests to assess potential changes in chemistry that could result from dilution. Brine chemistry samples were submitted for analysis of 16 elements relevant for the Mineral Resources and Ore Reserves models and pilot plant test work. Undisturbed core sample were collected while still moist and submitted for laboratory analysis. The following analyses were conducted: specific yield (gravity drainable volume of interconnected pores), vertical hydraulic conductivity, and dry bulk density. Estimation methodology The hydrogeological interpretation and estimation were completed by Montgomery & Associates and Rio Tinto. The method involved the use of surface geological maps, inspection of outcrops, lithologic logging data, core sample results for specific yield and hydraulic conductivity, downhole geophysics, brine and water level data, brine and water chemistry data (or assay data), specific electrical conductivity profiles, pumping test analyses, and assessment of hydrogeologic basement. Interpretations were made in a 3D hydrogeological model using Leapfrog™ software with the Edge and Hydrogeology modules. Estimation has been carried out for critical parameters to the Mineral Resources model, Ore Reserves model, and pilot plant test work. Hydraulic parameter estimation used ordinary kriging for specific yield and hydraulic parameters critical to the Ore Reserves to serve as initial conditions prior to calibration. Estimation of hydraulic parameters was conducted by assigning parameters to hydrogeologic units (HGUs) directly correlated to logged lithology. Grade estimation used ordinary kriging algorithms to estimate block grades of lithium, total dissolved solids, boron, chloride, bicarbonate, potassium, magnesium, sodium, and sulphate. The resource was estimated based on spatial lithium grade and the volume and drainable porosity of the differing HGUs. The regional watershed is used as the model extent and both the resource and reserve use the same grid structure to maintain a direct correlation. The grid in the salar area was laterally consistent with a 250 m by 250 m rectilinear block model cells in the horizontal direction. The grid includes 23 layers with variable cell thicknesses in the vertical direction with greater refinement in the target production layers ranging from 3 m to 12 m, and lesser refinement at the base of the model up to a cell thickness of 150 m. Outside of the salar area, the grid structure uses Voronoi polygons. Criteria used for Mineral Resources classification Confidence in hydrogeological and grade continuity has been taken into account for classification of the Mineral Resources. Classification is based on level of confidence in understanding of the conceptual model, drill hole spacing, distribution and range of continuity of lithium samples, and hydraulic parameter characterisation and range of continuity (from variograms). Approximate drill hole spacings were used as a guide, assuming that for an estimated resource to be considered Measured, spacing was no greater than 4 kilometres (km). Indicated Mineral Resources used spacing no greater than 7 km, and Inferred Mineral Resources used spacing no greater than 10 km. Measured Mineral Resources are defined only in the fractured halite and black sand aquifer units where continuity has been demonstrated by short and long-duration pumping tests. Cut-off grades and modifying factors The Mineral Resources across the Rincon Project deposits were calculated using a cut-off of 250 mg/L of lithium based on the minimum viable processing grade. The Mineral Resources are reported as the in situ total, theoretical, drainable brine volume above cut-off grade and no mining factors have been applied. As is industry standard for lithium brine deposits, the in situ Mineral Resources are reported as drainable volume and grade;

Notice to ASX 5 / 36 RioTintoNonBusiness however, not all of the reported Mineral Resources may be economically extractable due to pumping limitations and other modifying factors. Summary of information to support the Ore Reserves reporting Ore Reserves are supported by the information set out in the Appendix to this release in accordance with the Table 1 checklist in the JORC Code (2012). The following summary information is provided in accordance with rule 5.9 of the ASX Listing Rules. The Ore Reserves were estimated for the Rincon Project by the hydrogeological consulting firm of Montgomery & Associates. Economic analysis and determination of cut-off grade was conducted by Rio Tinto. Economic assumptions and study outcomes The Ore Reserves are based upon a minimum feasibility study for the mine plan and mine design including schedule covering the life of mine. Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long-term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends. Rincon Project prices are adjusted to reflect the expectation that they will be sold on cost, insurance and freight (CIF) terms. Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Economic evaluation using Rio Tinto long-term prices demonstrates a positive NPV for the Rincon Project Ore Reserves under a range of price, cost and productivity scenarios. Mining method and assumptions Use of production wells is conventional for extraction of lithium brines and is appropriate for the Rincon deposit because the lithium is dissolved in an aquifer brine. Modifying factors considered during the Ore Reserves estimation included the production well efficiency, wellfield placement, potential future dilution from fresh or brackish water, and hydraulic parameters that affect individual well yield. The proposed production wells will target the shallow, near-surface and unconfined fractured halite aquifer and the deeper confined to semi-confined black sand aquifer. The mining process will include extraction of brine and conveyance to a processing plant for direct lithium extraction (DLE). Spent brine (depleted of minerals extracted by processing) will be deposited in a spent brine disposal facility in the salar area subject to re-injection trials which are underway. Pilot plant test work has been ongoing during the feasibility study to test exploration well samples from different units and across the salar. Sustained production of 3 kt LCE per annum from an existing and permitted well is expected to commence in 2025 (Rincon 3000). Environmental permits for this mining are already approved. Rincon Full Potential (RFP) has submitted an environmental permit to produce an additional 50 kt per annum from the salar area. As of the date of this ASX announcement, the RFP environmental permit is under review and pending approval. The mining sequence for RFP is to primarily produce from the fractured halite during the first 15 years of the life of mine (LoM) then progressively incorporate and produce from the black sand units. First production is expected in 2027, ramping up over a 3-year period to an annualised capacity of 50 kt which will be 100% sourced from estimated Probable Ore Reserves.

Notice to ASX 6 / 36 RioTintoNonBusiness Cut-off grades, estimation methodology and modifying factors The Ore Reserves estimate considers the modifying factors for converting Mineral Resources to Mineral Reserves, including the wellfield design, feasible aquifer pumping, and any potential projected dilution. Wellfield extraction was simulated using a numerical groundwater flow and solute transport model (numerical model) to simulate extraction of mineral concentrations from a conceptual wellfield. Dilution is simulated by the numerical model to account for changes in brine density from migration of fluid from the salar margins to the wellfield and potential infiltration from the SBDF. Project assumptions used for the modeling simulations were agreed upon with Rio Tinto. The numerical groundwater model has assumed sufficient account for estimated ore migration through brine flow and dilution has been incorporated into the Ore Reserves model. Dilution is simulated by the numerical model to account for changes in brine density and lithium grade from migration of fluid from the salar margins to the wellfield and potential infiltration from the spent brine disposal facility (SBDF). While production well locations are selected based on areas of higher grade or improved aquifer permeability, bulk mining (minimal selectivity) will occur due to the radial flow of brine to the wells. Ore Reserves are calculated from a point of reference of processed brine (applying a process efficiency factor of 90%), rather than at the production wellheads. An estimated marginal cut-off grade was established as 250 mg/L of lithium based on preliminary economic evaluation of estimated costs for LCE production. The Rincon Project has previously obtained three environmental authorizations (i.e., Salta province Resolutions 05/2019, 071/2020, and 009/2023). Resolution 05/2019 approved the lithium brine extraction project and production of 25 kt per annum of lithium carbonate. Resolution 071/2020 gave approval for the pilot plant project. Subsequently, both resolutions were combined with due date in June 2022. Although Resolution 05/2019 approves the production of 25 kt per annum of lithium carbonate, the process currently in operation is limited to the production of lithium carbonate on a pilot scale (3 kt per annum), according to the Addendum approved by Resolution 071/2020. Rincon requested the renewal of these Resolutions and, in December 2023 obtained it, along with the approval of the Rincon 3000 project, by Resolution 009/2023. The ESIA for RFP was submitted to the Mining Secretariat in April 2024 and approval is expected by July 2025. The approval process is being closely monitored with the initial meeting with the technical team from the Mining Secretariat, Water Resources, Indigenous Secretariat and Environment Department held in June 2024. Criteria used for Ore Reserves classification The Ore Reserves estimation process converted approximately 30% of the Measured and Indicated Mineral Resources to Probable Ore Reserves while approximately 70% was retained in situ or re-infiltrated. The mining method of extraction by wellfield mobilises the deposit over time and the conversion was based on the feasibility study simulated wellfield and estimate of extracted mass as of the 40-year life of mine plan. Assessment of the conversion assumes the Probable Ore Reserves estimate is based on mass originating from both the Measured and Indicated Mineral Resources. Processing method and assumptions The metallurgical process proposed is DLE technology consisting of a selective lithium adsorbent, concentration and water recovery, impurity removal and conversion of the concentrated lithium chloride to a crude lithium carbonate. The crude lithium carbonate is further refined to produce a battery grade lithium carbonate quality product.

Notice to ASX 7 / 36 RioTintoNonBusiness Figure 1 Property location map

Notice to ASX 8 / 36 8 RioTintoNonBusiness Figure 2 Tenement locations

Notice to ASX 9 / 36 RioTintoNonBusiness Figure 3 Surface geology

Notice to ASX 10 / 36 RioTintoNonBusiness Figure 4 Drill hole location plan Figure 5 Pumping test locations

Notice to ASX 11 / 36 RioTintoNonBusiness Figure 6 Cross sections through the Rincon Project orebody showing the 3D hydrogeological model and drill hole traces

Notice to ASX 12 / 36 RioTintoNonBusiness Figure 7 Cross sections through the Rincon Project orebody showing the hydrogeological block model

Notice to ASX 13 / 36 RioTintoNonBusiness Figure 8 Cross sections through the Rincon Project orebody showing the hydrogeological block model coloured by Lithium grade with drill hole traces and supporting samples

Notice to ASX 14 / 36 RioTintoNonBusiness Figure 9 Cross sections through the Rincon Project orebody showing the hydrogeological block model coloured by resource category with supporting drill hole traces and samples

Notice to ASX 15 / 36 RioTintoNonBusiness Figure 10 Simulated mine plan

Notice to ASX 16 / 36 RioTintoNonBusiness Competent Persons’ statement The information in this report that relates to Mineral Resources and Ore Reserves is based on, and fairly represents, information compiled under the supervision of Megan Zivic and Michael Rosko, each of whom is a Registered Member of the Society for Mining, Metallurgy & Exploration (SME-RM). Both have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which they are undertaking to qualify as a Competent Person as defined in the 2012 edition of the JORC Code. Both Megan Zivic and Michael Rosko are full-time employees of Montgomery & Associates working as a consultant to Rio Tinto, and each of them consents to the inclusion in this report of the Rincon Project Mineral Resources and Ore Reserves based on the information that has been prepared in the form and context in which it appears. The information in this report that relates to the metallurgical perspective of the Ore Reserves is based on, and fairly represents, information compiled under the supervision of Brendan Foster who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Brendan Foster has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a Competent Person as defined in the JORC Code. Brendan Foster is a full-time employee of Rio Tinto and consents to the inclusion in this report of Rincon Project Ore Reserves based on the information that has been prepared in the form and context in which it appears.

Notice to ASX 17 / 36 RioTintoNonBusiness Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

Appendix 18 / 36 RioTintoNonBusiness The Rincon Project JORC Table 1 The following table provides a summary of important assessment and reporting criteria used at the Rincon Project deposit for the reporting of Mineral Resources and Ore Reserves in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. Section 1: Sampling Techniques and Data Criteria Commentary Sampling techniques • Samples for lithologic logging, brine chemistry (assays), raw (fresh) water chemistry, core analysis, and geotechnical analyses were collected via drilling. • Diamond core drilling is used for lithologic characterisation of the salar sediments, obtaining undisturbed core samples for laboratory analysis, and collection of depth-specific brine chemistry samples. Recent exploration in the alluvial fan sediments has implemented the use of diamond core drilling for lithologic characterisation prior to reaming the drill hole for construction of a piezometer or drilling an adjacent well. • Rotary drilling was primarily conducted adjacent to a core hole. Where only a rotary hole was drilled for 14 sites in the alluvial fan, drill cutting samples were collected in chip trays at 1 m intervals and lithologic logging was conducted. • Intact and undisturbed core samples were selected for laboratory analysis. Core samples were packaged for shipment while still saturated to reduce the core from drying out which promotes salt crystallization and changes to pore space. Prior to shipping, the lithology was described and the sample assigned to a specific hydrogeologic unit. Analyses included specific yield (Sy) by the Relative Brine Release Capacity (RBRC) methodology, vertical hydraulic conductivity (at lab temperatures), and dry bulk density. • Depth-specific brine samples from diamond core holes were collected using bailers or single and double packers from discrete depth intervals of less than 14 m. Packer samples for intervals greater than 14 m were collected at deeper depths for a confirmatory composite sample but were not included in estimations. Packer intervals were setup such that packers inflated against the natural borehole wall to seal and isolate the tested aquifer zone. Packer intervals were purged prior to sample collection. Depth-specific samples for estimation also included brine grab sampling from surface test pits. • The following sampling methodologies were also implemented for hydrological characterisation but were excluded from estimation: HydraSleeve samples near phreatic raw water levels in the alluvial fan and grab samples from natural surface hydrological features. • Composite brine samples were also obtained via pumping from exploration wells. These “multizonal” samples are considered to be most representative of the brine to be sent directly to the plant for processing. • Brine samples were collected in clean plastic bottles filled to limit air space and clearly marked with a sample identifier. Template sampling forms were used to ensure quality control and chain of custody forms tracked sample handling. Drilling techniques • From 2007, a total of 263 diamond drill holes (27,195 m) were drilled and a total of 93 exploration wells using rotary drilling methods (9,068 m) were drilled for hydrogeological, resource, geotechnical, and environmental characterization. • Various diamond core bit diameters were used (e.g. BQ, HQ, and NQ). • Rotary holes ranged in diameter from 5 to 24 inches (excluding surface drilling). • Lubrication of drilling tools was maintained by locally sourced brine or raw water. The source fluid was appropriately selected based on the aquifer being drilled. • A total of 204 diamond holes were equipped with slotted casing to allow for future brine or water level monitoring and sampling. The diamond drill holes were often reamed to a larger diameter to facilitate installation of casing and annular materials. • A total of 91 rotary holes were equipped with screened casing for aquifer testing, sampling, and monitoring. Well designs ensured construction compliance considering the formation grain sizes (e.g. screen opening aperture, gravel pack size, etc.). • Exploration monitoring and test wells and piezometers were constructed with casing diameters ranging from 1.25 inches to 20 inches. Perforated casing materials used were slotted PVC, galvanized wire-wrap screen, or stainless steel wire-wrap screen.

Appendix 19 / 36 RioTintoNonBusiness • Following construction of exploration wells and piezometers, bailers and air-lift swabbing methods were used to develop the well by removing any drilling fluids in the annular gravel pack or adjacent formation. • Downhole acoustic borehole imaging (ABI) was conducted at select holes across the basin between 2022 and 2024 and showed flat horizontal sedimentary units. Drill sample recovery • Diamond core recovery is conventional and recorded by the geologist whilst logging the hole. Diamond drilling limits preferential loss or gain of fine or coarse materials which can bias lithologic logging and interpretation of available pore space to host brine. • Rotary holes are primarily twinned with diamond core. Where not twinned, rotary samples were collected at 1 m intervals to represent alluvial fan sediments outside of the salar area. Sample recovery for each interval was assessed by the geologist. Rotary drilling from basin- fill sediments inherently results in some loss of fine materials pertinent for hydrological characterisation and requires interpretation to assess the losses. • Drilling sample recovery is not relevant to grade for lithium brine deposits; however, significant core loss or loss of materials can bias lithologic logging and understanding of available lithium in pore space. Lithologic logging procedures made no assumption for complete core loss which was coded as no recovery, but considerations were made for loss/gain of fine/coarse materials. Logging • All diamond core was logged using discrete intervals based on significant changes to the lithology and primary porosity or secondary porosity features relevant for pore space available (e.g. degree of cementation, presence of cavities, etc.). Quantitative logging was conducted using defined material type codes based on the following depositional settings: consolidated sediments (salar), unconsolidated sediments (alluvial fan), and consolidated rock (ignimbrite, claystone, sandstone, etc.). The following characteristics were recorded for the following rock types: o Consolidated sediments: description and percent quantification of primary, secondary, and tertiary lithology; mineralogy; grain size and rounding; degree of cementation; presence of voids or compaction; degree of fracturing for halite; banding for halite. o Unconsolidated sediments: Unified Soil Classification System codes for lithology and percentages; presence of minerals; grading; plasticity; cementation; grain size and rounding. o Consolidated rock: lithology; degree of fracturing; fracture-fill material or open; aperture size. • Colour and any additional qualitative comments were also recorded. Logging information is stored in an acQuire™ database. • Each tray of core was photographed and retained in a secure onsite storage facility. The photographs are stored in an Imago™ database. • A total of 18 geotechnical drill holes were geotechnically logged. • Downhole geophysical logs were obtained at 39 drill holes during the recent exploration program and include combinations of: caliper, temperature, fluid conductivity, spectral gamma ray, resistivity, magnetic susceptibility, and borehole nuclear magnetic resonance. Eight alluvial fan wells include downhole geophysics from exploration by previous parties. Sub-sampling techniques and sample preparation Brine and raw water chemistry sampling: • Brine and raw water samples were not subjected to sub-sampling procedures in the field. • Each sample is essentially a sub-sample of the aquifer representing a depth interval and point in time. • Fluid is collected from these methods: purged from the packer interval in the open core hole, collected in the open borehole or constructed well (rotary) via a bailer or HydraSleeve, or purged from the constructed well during a pumping test. Samples originating from pumping tests are composite samples (or “multizonal”) representing larger screened intervals and used to assess short-term variability of chemistry from a period of extraction (i.e. not directly used in resource estimation). • 81% of downhole brine chemistry samples for resource estimation are from the packer sampling methodology. This depth-specific sampling technique is preferred during drilling operations as it allows for multiple purges of the core hole volume to achieve a representative sample of the aquifer.

Appendix 20 / 36 RioTintoNonBusiness • Sampling involves the collection of multiple litres of fluid to serve as a sample set for a full chemistry suite analysis. Additional samples were collected to submit with core samples. • Laboratory analyses commonly use only a part of the sample provided. However, because the sample is a fluid, sub-sampling has no effect on laboratory results. Core sampling for porosity properties: • Core samples by their nature are a “sub-sample” of the entire drill core. The whole core segment is tactfully removed from the core box and packaged. The average length of core sample tested is 0.19 m. No additional sub-sampling was done in the field. • Representative local brine is submitted with the core sample to analyse the movement of fluid through the media and to limit precipitation of minerals. • The laboratory, as part of their analytical procedure, will take a sub-sample coring of the submitted sample to remove the outer portions more prone to potential disturbance. • Core samples were selected based on overall representation in the dataset for the respective logged lithology and porosity to ensure sufficient samples were captured for each hydrogeological unit (e.g. lithology type, cementation, open vugs, fractures, etc.). Sample selection also required the core to be intact, undisturbed, and to be collected in a timely manner such that drying and recrystallization of halite from brine would not significantly occur. • The sampling procedures in 2023 included collecting adjacent core samples for black sands to test variability in sampling techniques and potential local variations. The outcome of results were used to improve sampling techniques. Quality of assay data and laboratory tests Depth-specific brine chemistry sample methods from diamond core holes used for estimation: • In 1988 and 1989, 43 bailer samples were collected during exploration well drilling. • In 2007, a total of 40 bailer samples were collected in the upper 40 m of the salar nucleus. • From 2010 to 2013, depth-specific brine samples obtained from 376 double packers were collected at 6 m intervals and 54 bailer samples were collected across the salar. Samples were sent to ADY Resources Ltd owned laboratory in Jujuy, Argentina. External laboratories conducted third-party duplicate analyses. These laboratories were ALS Minerals located in Mendoza, Argentina and Alex Stewart Laboratory located in Jujuy, Argentina. Field geologists collected and submitted a duplicate brine sample for every 10 samples and standard samples for quality assurance and quality control (QAQC) purposes. • During the 2020 – 2021 campaign, 24 depth-specific brine samples were collected at 2 m intervals using a single or double packer system and sent to the primary laboratory, SGS Lakefield, an external ISO 9001 accredited independent laboratory in Salta, Argentina for analysis. Standard, blank, duplicate, and split samples were included for analyses. Duplicate samples were also analysed by a secondary check laboratory: Alex Stewart International, an external ISO 9001 accredited independent laboratory in Mendoza, Argentina. • From 2022 to May 2024, 196 depth-specific brine samples were collected using single or double packer systems typically for 7 m intervals and up to 14 m. Larger intervals were conducted at depth to confirm consistent grade, but are excluded from the estimation as the interval length exceeds the basis for depth-specific. Samples were sent to primary lab Alex Stewart International, an external ISO 9001 accredited independent laboratory in Jujuy, Argentina for analysis. Standard, blank, duplicate, and split samples were also submitted for analysis. SGS laboratory served as a check lab to assess results from the primary lab. • The packer sampling procedure included: 1. selecting the test interval based on core examination, 2. flushing the borehole with brine to thin and disperse drilling fluids, 3. installing inflatable packer(s) for the test interval, 4. purging a minimum of 3 volumes of the test interval and core rods, and 5. collecting a sample. Purging duration was limited such that if 200 litres volume could not be achieved within a set timeframe (due to low aquifer permeability), the sample collection effort was abandoned. • Analysis included the following variables (not all variables were included prior to 2022): B, Ca, K, Li, Mg, Na, Ba, Fe, Mn, Sr, pH, density, total alkalinity, carbonates, total dissolved solids, and specific electrical conductivity. • Purge sampling from wells for the pilot processing plant were sent to the Rio Tinto laboratory in Bundoora, Australia. Characterisation included bicarbonate. A relationship was developed to convert total alkalinity from assays analysed by the primary lab to bicarbonate for estimation in the Ore Reserves block model to inform the mine plan. • Assay results are stored in the acQuire™ database.

Appendix 21 / 36 RioTintoNonBusiness Surface brine chemistry samples from test pits: • 297 samples were collected across the salar area in 2009 and 2010 and analysed by the ADY Resources Ltd owned laboratory while independent ISO accredited Acme Analytical Laboratories served as a check laboratory. • Samples were collected once the brine was left to settle and become clear of suspended solids. • Samples were collected in brine-rinsed 1 L sample bottles filled to the top and sealed. • Duplicate samples were collected at random intervals at a rate of 1 for every 10 samples collected. Brine interface characterisation: • Sampling for laboratory analysis included shallow packer samples at the salar margins to capture lower grades and aid definition of the brine interface from brackish water. • The brine interface was further defined using in situ water quality sensing by specific electrical conductivity profiles conducted with an AquaTROLL sensor (electrical conductivity normalised for temperature). The sensor logged at 1 m intervals typically with 3 measurements per meter to allow for sensor equilibration. Core analysis: • Core samples were collected while still moist and packaged to minimise disturbance and retain moisture. • The laboratory prepared a sub-sample and re-saturated the sample using site specific brine. • In total, 524 core samples have been analysed to characterise Sy for estimation purposes. QAQC was conducted by statistically analysing results for similarly logged lithologies. Results indicated acceptable level of precision and accuracy with no indication of bias. Verification of sampling and assaying • Analysis of a small number of twinned diamond core holes indicates similar lithium grades at depth and immaterial differences in the presence of cavities in the fractured halite. For black sand aquifer zones in twinned diamond core holes, local-scale variability in the presences and thickness of black sand beds was observed, but not considered material. Pumping tests in the black sand aquifer were evaluated to identify aquifer-scale changes in transmissivity. • Field data were transferred from pre-formatted logging templates for direct upload to the drill hole database to eliminate transfer errors associated with re-typing. Lithologic logs were verified by a senior geologist. • Assay data was electronically provided by the laboratory and uploaded into the acQuire™ database. • Drill core photos are stored as image files on the site geology server and in the Imago™ database. • No adjustments are made to assay data. Location of data points • All surveyed coordinates use the Argentinian Posiciones Geodesicas Argentinas (POSGAR) 1994 coordinate system, datum Zone 3 and are considered accurate for the purposes of the Mineral Resources and Ore Reserves estimation. • 80% of drill hole collars were surveyed after construction by an external licensed surveyor. The other 20% were surveyed using a handheld GPS system. • All drill holes are vertical. Downhole inclination surveying was done at 13 drill holes with a maximum deviation of 5º from vertical being observed. • The topographic surface was acquired from WorldDEMTM at a resolution of 5 m and corrected to the Argentinian Mining Development Technical Assistant Project (PASMA) framework which uses a geoid transformation for elevations and is consistent with elevations from professional land surveyors. Data spacing and distribution • Drill holes are spaced irregularly due to different exploration campaigns and drilling objectives, including: increasing the resource, increasing confidence in stratigraphic understanding, aquifer testing, targeting different aquifers for determination of aquifer parameters, local geotechnical evaluation, and environmental monitoring. • Drill hole spacing can range from < 0.1 km to 4 km in the salar area. Drill spacing is deemed sufficient by the Competent Persons to establish hydrogeological and grade continuity, and to support the applied Mineral Resources classification.

Appendix 22 / 36

	• Downhole compositing of drill hole samples for key hydraulic parameters and grade estimation purposes is discussed in Section 3.
Orientation of data in relation to geological structure	• Salar sediments are sub-horizontal and gradational beds and lenses of clastic sediments and evaporites which host brine in pore spaces. Mineralisation of lithium grade is moderately density-dependent with higher grades occurring near the terminal area of the basin and increasing aquifer depth. Vertical drill holes are perpendicular to these horizontal layers and, therefore, unit thicknesses do not need to be corrected for any dip angle. The vertical orientation of drill holes also facilitates estimations where aquifer thickness and orientation is a factor such as hydraulic gradient, transmissivity, horizontal (or radial) hydraulic conductivity, vertical hydraulic conductivity, and anisotropy.
Sample security	• The Rincon Project employs a security team to monitor site security. • Brine sample bottles and core samples are sealed and stored in a secure location until transported to laboratories. • Chain of custody protocols are followed to ensure only dedicated personnel have access to the samples at all stages of the sampling and shipping process. • Core is stored onsite in a secure core shed.
Audits or reviews	• An audit of drilling and sampling data from exploration by preceding parties was conducted by senior geologists and hydrogeologists from Rio Tinto and Montgomery & Associates at the acquisition stage. The data was deemed sufficient and a few data errors were highlighted and addressed. • Internal QAQC reviews were conducted during the phased work for drilling data, assay sampling, core sampling, and testing by Rio Tinto Exploration senior geoscientists and Montgomery & Associates senior hydrogeologists and Competent Persons. Minor improvements to procedures were made following these reviews.

Section 2: Reporting of Exploration Results

Criteria	Commentary
Mineral tenement and land tenure status	• The lithium brine deposit is located in the southern portion of the Rincon basin. Rio Tinto's mining tenements cover an extensive area of the basin which include the majority of the lithium brine mineralisation and a raw water aquifer. • The tenements are classified as a mineral concession with a Mining License ("Minas") granted by the Salta Province of Argentina. The Mining License allows allow for mining, provided environmental approval is obtained. These permits have no specified time limit as long as obligations in the Argentinian National Mining Code are abided. • Rio Tinto mining tenements for the Rincon Project are summarised in the table below:

Case File	Mina Name	Area (hectares)	Location	Commodity	% Ownership
23515	Grupo Minero Proyecto Rincon	80,032	Salar del Rincon	Lithium	100
22019	Américo	2,873	Puesto Cauchari	Lithium	100

• Easement for infrastructure and water is as listed in the table below:

Case File	Easement Name	Area (hectares)	Location	Potential Purpose	% Ownership
17685	Laguna Seca	50	Salar del Rincon	Infrastructure	100
18202	Cauchari	25	Cauchari Sur	Infrastructure and Water	100
19055	Faldeo Ciénago	1	Salar del Rincon	Water	100

Appendix 23 / 36 RioTintoNonBusiness 19309 Traza Gasoducto 49 Salar del Rincon Gas Pipeline 100 20608 Huaytiquina 4 Huaytiquina Water 100 Exploration done by other parties • Regional mapping in the Rincon watershed basin was completed by the Argentine Mining Geological Service in 1996 and 2015 and by the Chile National Geological and Mining Service in 1985. • Exploration drilling, collection of core samples, collection of brine or water chemistry samples, and pumping tests conducted by other parties and considered for the Mineral Resources are summarised as follows: o Exploration drilling and lithium grade sampling was completed in 1988 and 1989 in the southern part of the salar by Salta University. A total of 16 diamond drill holes were completed and 43 brine chemistry samples were collected. o In 2006 and 2007, 14 diamond drill holes were drilled by a previous owner, Admirality. A total of 7 wells were drilled, pumping tests conducted, and samples collected. o In 2009, a total of 297 brine samples were collected from hand-dug pits across the salar by previous owner Rincon Lithium. o In 2010 and 2011, the previous owner Rincon Lithium (renamed to ADY Resources Ltd. in late 2011) conducted multiple drilling and exploration campaigns throughout the salar for a total of 109 diamond drill holes and 3 brine wells were drilled with borehole depths ranging from 18 m to 311 m. A total of 162 core samples were collected for porosity testing, 306 brine chemistry samples were collected using packers, 50 brine chemistry samples were collected using bailers, borehole geophysical logs were collected at 4 sites, and 194 brine samples were collected during pumping tests. Altogether, 4 pumping tests were conducted for brine wells including one 10-day test. 2 raw water wells were constructed and pumping tests conducted in the alluvial fan sediments. o In 2012, 2 additional raw water production wells were constructed and pumping tests conducted. o In 2013, Enirgi Group Corporation (Enirgi) acquired 100% interest in the project and conducted drilling and exploration campaigns in the central area of the salar with 27 drill holes ranging in depth from 18 m to 127 m. A total of 22 core samples were collected for porosity testing, 70 brine samples were collected using packers, and 4 samples were collected using bailers. In total 5 pumping tests were conducted and 37 brine samples were collected. o In 2014, 6 holes were drilled with depths ranging from 28 m to 48.5 m by Enirgi. A long-term (30-day) pumping test was conducted at shallow well PW1 in the fractured halite. 30 samples were collected over the pumping period. o In 2015 and 2016, drilling by Enirgi focussed on brine black sand wells and characterizing raw water in the alluvial fan sediments. A total of 3 piezometers and 3 wells were constructed in the black sands and subsequently tested and sampled. Borehole depths ranged from 120 m to 128 m. A total of 11 wells were completed in the alluvial fan sediments ranging in depth from 18 m to 281 m. o In 2020 and 2021, Rincon Mining Pty Ltd (renamed from Enirgi in 2018) focussed drilling on the western edge of the salar with 8 diamond drill holes ranging in depth from 64.5 m to 121 m. 40 core samples were collected for Sy analysis and 24 brine chemistry assays were collected. • Surface geophysical surveys were conducted in 2011; however these surveys were replaced during recent exploration campaigns and are no longer relevant for the Mineral Resources estimation. Geology • Deposit type, geological setting, and hydrological conditions: o The Rincon mineralisation is dissolved lithium in brine hosted in the pore or cavity space of clastic sediments and evaporites. The interconnected nature of the pores governs the ability of the brine to gravity drain from the media and is a key factor for assessing the potential drainable lithium available and potential future extraction. o Active tectonics form and sustain numerous young Cenozoic endorheic basins in the Puna Plateau. North-south aligned thrust faults, grabens, and half grabens frequently create accommodation space, while transverse strike-slip faults or volcanism assist

Appendix 24 / 36

with basin closure. Siliclastic material deposited in the basins is sourced from the surrounding geology of the catchment area, although pre-basin sediments may also occur deeper in the basin and function as aquifers. Sedimentary deposits typically include evaporite deposits dominated by halite with widespread occurrence of gypsum, and travertine from active or dormant hydrothermal springs. The arid environment limits precipitation, and waters migrate downgradient to the salar margin. The aridity and phreatic brine level near land surface promotes groundwater evaporation which concentrates the fluids to form brines enriched in various metals and salts.

- Aquifers that compose the bulk of extractable lithium are interpreted as horizontal and are characterised by the fractured halite aquifer and black sand aquifer units. The fractured halite aquifer is a close to surface, unconfined aquifer composed of a thick, well-developed body of halite with open, interconnected cavities between halite crystals. The fractured halite aquifer ranges in thickness from 1 m at the edge of the salar nucleus to 30 m in the centre. The fractured and upheaved salt crust has a jagged salt surface because of the continuous process of dissolution and recrystallisation of salt by evaporation. The black sand aquifer units exhibit confined to semi-confined conditions. Black sands are variably interbedded with massive halite at depths ranging from 30 m to 150 m and vary laterally throughout the salar area.

Drill hole Information

- Summary of drilling data material to the understanding of the deposit exploration results are summarised by campaign in the table below (excludes samples not included in the resource estimation):

Exploration Campaign Years	Rotary		# Constant-Rate Pumping Tests Conducted	Diamond Core		# Depth-Specific Brine or Water Chemistry Samples	# Specific Yield (Sy) Samples from Core
	# Holes	Metres		# Holes	Metres		
1988	-	-	-	16	682	43	-
2007	7	293	7	14	646	40	-
2010 - 2011	5	382	6	109	8,054	356	162
2012	2	190	2	-	-	-	-
2013	9	267	5	18	998	74	22
2014	1	48	1	5	209	-	-
2015 - 2016	17	2,354	15	-	-	-	5
2020 - 2021	1	65	-	7	1,973	24	40
2022 - 2024	53	5,629	23	108	15,315	207	292
Total	**95**	**9,228**	**59**	**277**	**27,877**	**744**	**521**

- The summary includes all drilling and testing as providing some support for the Mineral Resources for the following reasons:
  - Diamond holes with lithologic logging, brine chemistry samples, and core samples for porosity support the hydrogeological modelling and grade estimation for the Mineral Resources estimate. Only depth-specific packer or bailer samples were directly used for the estimation of mineral chemistries for the brine resource or brackish to raw water. The count of depth-specific samples represents unique sampling points of reference (drill hole and depth) and excludes duplicate samples collected over time from monitoring periods.
  - Borehole geophysics were conducted at select drill holes across the basin.
  - Exploration in 2024 also includes 19 hand augered holes in the salar margin for environmental monitoring with a total 32 m. The summary includes diamond core drilling for environmental purposes. Geotechnical boreholes are included in the diamond core estimates and include 13 packer tests to estimate hydraulic conductivity in the northwest portion of the salar area.
  - Aquifer tests (or pumping tests) from rotary holes constructed as wells and their associated monitoring wells or piezometers contribute to the confidence of the

Appendix 25 / 36 RioTintoNonBusiness Mineral Resources. These tests are critical for establishing rated well capacities, well efficiencies, and hydraulic parameters for the Ore Reserves model. o Aquifer testing has included two long-term (30-day) pumping tests conducted in the fractured halite in 2014 and black sand aquifer in 2024, respectively. Pumping test durations have otherwise ranged from < 1 to 10 days for 12 fractured halite wells, 3 to 7 days for 18 black sand wells, and < 1 to 17 days for 17 alluvial fan wells. An alluvial fan well has been in operation with sustained pumping for camp water supply. Brine or water chemistry samples are collected throughout the pumped duration to assess short-term chemistry trends. o Well purge samples were collected for pilot plant testing at different locations across the salar for the brine aquifers. o Raw water exploration wells define aquifer thickness, permeability, and chemistry results pertinent to DLE technology and basin-wide groundwater modelling assessment. Select exploration wells were permitted for water supply. • Aquifer testing was conducted in two phases: a variable-rate pumping test for 1 day and a constant-rate pumping test typically for 3-days (durations based on recent exploration testing). These tests support the Ore Reserves by defining well efficiencies, potential rated well capacities for simulation, definition of hydraulic parameters, assessment of hydraulic parameters (transmissivity and storage) and any potential changes within the drawdown radius of influence, demonstrate short-term grade stability, and serves as a measured reference for transient calibration. • Hand-dug test pits similarly provide shallow subsurface brine chemistry data and aid the brine interface delineation in the salar margins. A total of 298 brine test pit samples were collected in 2009. • Drilling and testing operations continued in 2024 after the effective date of the Mineral Resources estimate and are excluded from this statement. Data aggregation methods • Not relevant as exploration results are not being reported. Relationship between mineralisation widths and intercept lengths • The lithium-bearing brine extends across the salar and the thickness is demonstrated by drill holes and samples to a depth of 250 m. A deep exploration diamond hole drilled to a depth of 882 m confirms that mineralisation continues at depth, but was not used for the Mineral Resources estimate because continuity of deeper permeable units is not currently well understood. • Drill holes are vertical and perpendicular to relatively horizontal sedimentary layers. The drill holes thus provide true thickness of permeable units and mineralisation, although local variability may occur with black sand lenses. • The vertical thickness, or widths, of hydrogeologic units are a key factor as available lithium is determined by the properties of these units, including Sy and hydraulic conductivity. • No individual drill results are reported in this release. Diagrams • Diagrams are included in the release as below: o Figure 1 Property location map o Figure 2 Tenement location map o Figure 3 Surface geologic map o Figure 4 Drill hole location plan o Figure 5 Pumping test locations o Figures 6 to 9 Salar cross sections o Figure 10 Simulated wellfield Balanced reporting • Not relevant as exploration results are not being reported. Other substantive exploration data • In addition to the drilling, sampling, and testing data, the following items have also been completed or are continuing to progress as ongoing studies: DLE test work, local evaporation measurements, environmental studies (including surface hydrological features), and geotechnical studies. • A Transient Electromagnetic (TEM) survey was undertaken in 2022 to assess electrical resistivity in the alluvial fan sediments and ignimbrite. The TEM survey detects and delineates conductive strata potentially associated with concentrated lithium brines. Drilling and sampling

Appendix 26 / 36 RioTintoNonBusiness in 2023 and 2024 later confirmed the brine interface and strata and was used to re-interpret the TEM. • A broadband, sparce tensor, remote reference Magneto-Telluric (MT) and TEM survey was conducted in 2022 in the salar nucleus and margins. These surveys characterise basin structure to determine depth to bedrock and the brine interface along the salar margin. Drilling and sampling in 2023 and 2024 was used to re-assess and re-interpret the surveys. • In 2024, an Ambient Noise Tomography (ANT) survey was conducted to assess the salar at depth, identify key structural locations, and understand key potential fluid pathways. Further work • The lithium grade and variability of target aquifer permeabilities are globally defined. Local- scale variability of interbedded black sand beds may occur. Drilling and construction of production wells as a part of the mine plan will continue to increase confidence in the Mineral Resources and improve reliability of the estimated Ore Reserves. Section 3: Estimation and Reporting of Mineral Resources Criteria Commentary Database integrity • All drilling data is stored in the Rio Tinto Rincon Project acQuire™ drill hole database. The system is backed up daily. • Exploration data collected prior to Rio Tinto’s acquisition was verified and validated in spreadsheets and geological modelling software prior to its inclusion in the database. • Assay and core analysis data transfer to the database is in digital form directly from digital laboratory certificates. Geological data are initially recorded on forms prior to either (1) consolidation into a spreadsheet with drop-down fields consistent with the database and then directly imported into the database or (2) directly input into database logging fields. Data have been verified and validated by the database specialist and exploration geologists. • In-built validation tools used in the database and transfer spreadsheet minimise keying errors, flag potential errors and validate entries against internal library codes. • The drill hole database used for the Mineral Resources estimation has been validated. Methods included checking of: QAQC data, duplicate drill hole locations, duplicated intervals, odd total assay values, extreme values, zero values, sample overlaps, and inconsistencies in length of drill hole surveyed and length of drill hole logged and sampled. Site visits • The Rincon Competent Persons undertook multiple site visits to the Rincon Project between July 2022 and January 2024. The initial site visit was conducted with Rio Tinto personnel to assess core from preceding exploration activities by other parties, existing well sites, and geological and environmental features in the basin. The independent primary laboratory and check laboratory facilities were also inspected. Subsequent visits evaluated ongoing drilling operations, core handling, lithologic logging, sampling for core analysis, brine packer sampling, short- and long-term pumping test operations, and pumping test sample collection. Matters pertinent to the Mineral Resources were considered and assessed on site. Geological interpretation • Hydrogeological interpretation was completed by Rio Tinto and Montgomery & Associates. The method involved the use of surface geological maps, inspection of outcrops, lithologic logging data, core sample results for Sy and hydraulic conductivity, downhole geophysics, brine and water level data, brine and water chemistry data (or assay data), specific electrical conductivity profiles (electrical conductivity normalised for temperature), pumping test analyses, and assessment of hydrogeologic basement. • Lithium-enriched brines are formed in arid environments from prolonged evaporation in a closed basin which concentrates dissolved minerals. Salar margins at the edge of the basin tend to have a discrete near-surface brackish mixing zone while sediments upgradient and distal from the salar terminal zone may contain non-saline water. The brine is hosted in pore space of salar sediments. The salar system is considered “mature” because a thick halite core has formed. • The enriched brine aquifer system, which hosts lithium mineralisation, is well understood and defined by phreatic level below land surface, assays, specific electrical conductivity profiles, downhole geophysics, and TEM surface geophysical surveys. • The hydrogeological conceptual and 3D models are well understood; the 3D hydrogeological model is considered to be robust:

Appendix 27 / 36 RioTintoNonBusiness o Detailed lithologic logging of core supported development of the hydrogeological model. Logging procedures were updated and specified for consolidated sediments, unconsolidated sediments, and consolidated rock. Discrete intervals were logged to capture changes in the predominant lithologic unit or primary and secondary porosity features relevant for hydraulic properties (e.g. degree of cementation of sands, presence of cavities, compaction, fractures, etc.). o The integration of logging from previous parties and recent exploration by Rio Tinto was adequate for the Mineral Resources. For consolidated sediments, which primarily host the Mineral Resources, both exploration logging procedures use the same lithologic codes and specify discrete intervals where the predominant lithologic unit changes. The logging procedures differed in the assignment of modifying factors relevant to hydraulic properties, and as a result, a conservative approach was undertaken to assign these factors to previous exploration logging where otherwise unspecified. o Hydrogeological units (HGUs) were assigned based on logged lithologic unit, porosity features, and measured specific yield (Sy) which is a critical property assigned to the HGU. An exploratory data analysis was periodically conducted to revise the HGUs as necessary to ensure the Sy was adequately constrained and representative for the HGU. o Meta HGUs then group and consolidate HGUs to achieve similar sequences of interbedded units and depositional horizons. A weighted average of the hydraulic parameters for the HGUs is calculated at each drill hole and then spatially interpolated across each Meta HGU. As such, overall spatial variability of permeable sediments and critical hydraulic parameters are captured for the Mineral Resources. • The following Meta HGU domains are used for establishing critical hydraulic parameters for the Mineral Resources: o Fractured halite – open crystalline structure from the salar topographic surface to a depth of approximately 20 m to 30 m with demonstrated high hydraulic conductivity. o Upper aquitard – sits below the fractured halite and consists of low permeability competent halite, clay, and gypsum. o Upper aquifer – mostly thin layers of black sands interbedded within competent halite. o Mid aquifer – black sand beds dominate. o Lower aquifer – deeper interbedded black sands in massive halite which dominates. o Lower aquitard – competent and massive halite. o Carbonate platform – travertine deposits with clays, sand and gravel. o Playa – silty sands and clays with some interbedded sands. • The primary zones for drainable yield and permeability are the fractured halite and black sand aquifer units. Horizontal and spatial distribution of the fractured halite is well defined in the upper 30 m of the salar nucleus based on current drilling and testing. The variability of interbedded black sand beds in the black sand aquifer units are generally characterised with drill hole spacing sufficient for a mature salar, although short range changes may occur. Other units are confining to semi-confining and have a considerably low drainable yield or contributing leakage. • Consolidated rock encountered in drill holes or interpreted from geophysical surveys is excluded from the Mineral Resources estimate (e.g. ignimbrite, claystone, sandstone, hydrogeologic basement etc.). • Grade estimation uses brine chemistry domains to consolidate groups of Meta HGUs to zones of similar lithium grade. • Confidence in hydrogeological and grade continuity has been considered for classification of the Mineral Resources. Measured Mineral Resources are distinguished only in the fractured halite and black sand aquifer units where continuity has been demonstrated by short and long-duration pumping tests. • The effects of alternative interpretations have not been assessed. Dimensions • Because the Mineral Resource is a mobile brine, the dimensions are effectively the identified brine aquifer located in the southern portion of the Rincon Project basin. The upper limit of the resource is defined by the depth to the brine interface. In the salar nucleus and margins, the depth to brine ranges from approximately 0.05 m to 2 m below land surface, respectively.

Appendix 28 / 36 RioTintoNonBusiness The depth to brine interface increases north of the salar area. The lower definition of the resource is based on a drilled and sampled depth of 250 m in the salar nucleus. Rio Tinto has mineral rights for a total of 80,032 hectares in the basin. The Mineral Resources were restricted to only brine located within the mineral rights ownership area. Estimation and modelling techniques • The estimation process was completed using Leapfrog™ Geo geological modelling software with the Edge geostatistical evaluation module and Hydrogeology module by Montgomery & Associates. • Compositing of the HGUs and associated hydraulic parameters was applied for each Meta HGU domain. • No compositing was applied to assay data. Depth-specific brine packer samples are from typically short lengths representing intervals less than 7 m. Deeper samples in areas where borehole stability posed an issue include intervals up to 14 m. The median packer interval length of all sample intervals tested was 5 m. The sampling interval lengths are considered by the Competent Persons to be adequate and representative for the zones being measured. • Brine chemistry domains were estimated in 3D space distinguished by consolidated Meta HGUs with similar lithium grades for the following: fractured halite; upper aquitard to lower aquifer; lower aquitard; and carbonate platform / playa / alluvial fan sediments (at depth). • Statistical analyses evaluated data by brine chemistry domains with attention paid to domaining similar brine densities (brine, brackish, raw water) combined with groups of similar Meta HGUs. Only Meta HGUs combined with the brine domain are used for the Mineral Resources estimation. • Mineralisation was estimated using point ordinary kriging with up to three estimation passes to account for variable drilling density that ranges approximately from 0.5 km to 3.3 km in the salar plan view. Vertical kriging was conducted at a finer resolution of 10 m to capture down hole sampling. • Variography used semi-automatic variogram fitting to maintain correlation between variables. • The Rincon Project resource model grid uses the unstructured numerical groundwater model grid established for the Ore Reserves model as the final point in reference for the Mineral Resources estimate. This ensures initial conditions for the Ore Reserves model are consistent for the hydraulic parameters, brine chemistry estimations, and confidence categories. Hydraulic parameters and brine chemistry not critical to the resource model underwent the same initial estimation process in the hydrogeological model and were calibrated further in the numerical model to measured water level elevations and pumping conditions (discussed in Section 4). An interim “QAQC grid” was used to assess ranges for hydraulic parameter and grade continuity which were carried forth to estimation and use validation tools otherwise unavailable for unstructured hydrogeological grids; this block model maintains the same structure as the resource model grid within the salar area and simplifies Voronoi polygons outside of the salar area. • The resource grid in the salar area was laterally consistent with 250 m by 250 m block model cells in the horizontal direction. The grid includes 23 layers with variable cell thicknesses in the vertical direction with greater refinement in the target production layers ranging from 3 m to 12 m, and lesser refinement at the base of the model up to a cell thickness of 150 m. • Hydraulic parameter estimation used point ordinary kriging for Sy and other hydraulic parameters critical to the Ore Reserves to serve as initial conditions prior to calibration. • Grade estimation used point ordinary kriging algorithms to estimate block grades of lithium, total dissolved solids, boron, chloride, bicarbonate, potassium, magnesium, sodium, and sulfate. • Hard boundaries were applied to the brine chemistry domains. • Kriging neighbourhood analyses were completed to determine appropriate parameters for block size, discretisation and numbers of samples. The minimum number of samples was set to 6 and the maximum number of samples to 16, with a limit of 2 samples per drill hole. Three increasing search volumes were used for grade estimation with the primary search ranges between 3,000 m and 4,000 m and dependent upon domain. • The grade estimation was validated in the salar area using visual comparisons between drill hole data and block grades, QAQC grid kriging neighbourhood analysis (KNA) and kriging variance, and comparison to previous internal estimates. The validation showed variograms were appropriate and the derived resource categories were reasonable.

Appendix 29 / 36 RioTintoNonBusiness • The grade estimation is considered by the Competent Persons to be appropriate for the Mineral Resources estimate. • Recovery factors are not applied to the Mineral Resources model. Recovery and dilution are incorporated for the Ore Reserves using a numerical groundwater flow and transport model. • Depth-specific brine chemistry samples used for the resource estimate were compared to pumping tests samples which represent the well screened length and a larger, aquifer-scale composite length (“multizonal”). Long-term reconciliation of actual and predicted data is not informative for the resource model due to the mobilisation of brine, and given the resource is the in situ distribution of lithium representative of a single point in time. • No established mining has occurred that will allow long-term reconciliation of actual and predicted data. Moisture • Not relevant for lithium brine. Cut-off parameters • The Mineral Resources cut-off for reporting is 250 mg/L of lithium. • The cut-off grade decision is based on economic analysis of the material and processing methodology. Mining factors or assumptions • The proposed mining operation will be extraction of brine by production wells. Proposed well depths range from 30 m to 140 m depending on the depth of the aquifer target. • The Mineral Resources are reported as the in situ total, theoretical, drainable brine volume above cut-off grade and no mining factors have been applied. Not all reported Mineral Resources may be economically extractable due to pumping limitations and other modifying factors. Metallurgical factors or assumptions • Pilot processing plant test-work using DLE methods has been successful in achieving separation of lithium. Brine sourced from both the shallow fractured halite and deeper black sand aquifer units have undergone trials with locally sourced raw water for processing. Environmental factors or assumptions • The Rincon Project has received three environmental authorisations. An additional Environmental and Social Impact Assessment (ESIA) was submitted for regulatory review in April 2024. This assessment includes extraction from brine and raw water wells and the spent brine disposal facility (SBDF). Stakeholder engagement has continued since 2022 to maintain local relationships and understand the concerns of local communities. Social and environmental considerations are discussed further in Section 4. Bulk density • Bulk density is not a relevant critical component for lithium brine resource estimation. • A summary of drainable brine volume (using Sy), which is quantified against dry bulk density, is instead provided to satisfy these criteria: o Lithium content in brine is measured on a volumetric basis as milligrams per litre (mg/L) and applied to the available drainable brine volume measured from core samples as Sy. o Core is tested using the relative brine release capacity (RBRC) methodology from the Daniel B. Stephens Laboratory in New Mexico (United States) which estimates the total volume of fluid that can readily drain from a relatively undisturbed core sample. Each core sample was collected and packaged in a timely manner in the field to reduce drying of the sample and shipped. Core samples are tested with brine fluid representative of the location. o The HGUs represented by the Sy measurements are similar in representation to the HGUs in the resource drilling data. o In total, 521 core samples were retained from 117 drill holes since 2010 after QAQC to evaluate HGUs and assign Sy which is a critical parameter for the resource estimation. Core samples form a basis for the Sy assignment for each HGU with the exception of fractured halite and coarse clastics (gravel) which are challenging to collect an undisturbed sample and instead use literature values. 180 Sy measurements represent black sand classified as either uncemented, poorly cemented, moderately cemented, or well cemented. The average measured Sy for the black sands was 16% for uncemented, 7.7% for poorly to moderately cemented, and 4.4% for well cemented. Classification • The Rincon Project resource has been classified as Measured, Indicated and Inferred Mineral Resources based on the understanding and confidence of the hydrogeological system.

Appendix 30 / 36 RioTintoNonBusiness • Resource classification required a block to be within Rio Tinto tenements, above the lithium cut-off grade of 250 mg/L, and saturated. Confidence in hydrogeological continuity, hydraulic parameters, and grade (from variogram ranges) were determining factors for all classification criteria outlined below. Confidence levels were then established based on the following criteria: o Measured  Drill hole spacing (up to 4 km) and based on the thickness of the aquifer units tested; volume reduced where Sy was more variable.  Demonstrated lithium grade from depth-specific samples.  Measured horizontal hydraulic conductivity as demonstrated by a pumping test. Potential classification of Measured is restricted to the tested intervals for the fractured halite and black sand aquifer units. o Indicated  Drill hole spacing (up to 7 km) and deepest total depth of drill holes within this range; volume reduced where Sy was more variable.  Availability of lithium grade from depth-specific samples. o Inferred  Drill hole spacing (up to 10 km) and deepest total depth of drill holes within this range; volume reduced where Sy was more variable.  Availability of lithium grade from samples. Audits or reviews • A number of Mineral Resources estimates were completed by SRK Consulting between 2012 and 2018 for the previous property owners. An audit and update of the Rincon Project resource estimate was conducted by Montgomery & Associates between 2020 and 2021. The audit found improvements needed for modelling heterogeneity of units and the resource which were then implemented as a part of the update. • These Mineral Resources prior to 2022 are considered historical and are not reported in accordance with the JORC Code; however, the audits are relevant to the data and methodology applied to the current Mineral Resources. • Updated resource models and estimates for Rincon Project were completed by hydrogeologic consulting firm Montgomery & Associates to support the pre-feasibility study (PFS) in 2022, interim evaluations, and the feasibility study (FS) in 2024. • The resource estimation methodology and criteria for the current Mineral Resources were initially developed as a collaboration by Montgomery & Associates and Rio Tinto. Reviews of the methodology, criteria, and outputs were carried out at key stages during the resource estimation process by Rio Tinto and Montgomery & Associates. • Internal resource models and estimations prepared in 2022, 2023, and 2024 were audited by the Rio Tinto Technical Evaluation Group. The audit found the methodology and estimates to be reasonable. Discussion of relative accuracy/ confidence • The Competent Persons consider that the Mineral Resources estimate has good global accuracy and a level of local accuracy that is sufficient to support mine planning studies aimed at preparing Probable Ore Reserves. • Assay grades for brine samples obtained during short (3-day) and long-duration (30-day) pumping tests have been compared to depth-specific brine samples in the same wells and are consistent, suggesting good accuracy of the depth-specific sample results.

Appendix 31 / 36 RioTintoNonBusiness Section 4: Estimation and Reporting of Ore Reserves Criteria Commentary Mineral Resource estimate for conversion to Ore Reserves • The Mineral Resources used as the basis for the Ore Reserves estimate is based on the information in Section 3 of this Table 1. Mineral Resources are reported inclusive of Ore Reserves. • Probable Ore Reserves are defined based on the Measured and Indicated Mineral Resources. Site visits • The Competent Persons for the Mineral Resources and Ore Reserves undertook multiple site visits to the Rincon Project between July 2022 to January 2024. The initial site visit was conducted with Rio Tinto geologists to assess core from preceding exploration activities, existing well sites, and geological and environmental features in the basin. Subsequent visits evaluated ongoing drilling, sampling, lithologic logging, and short and long-term pumping test operations. The core shed, camp accommodation, and office accommodation were also visited. Matters pertinent to the application of the requisite modifying factors and conversion of Mineral Resources to Ore Reserves were considered and assessed on site. • The Competent Person for Ore Reserves and Metallurgical Processing has a log established presence with the Rincon project and has knowledge of the site spanning seven years. • The site has road access and a dedicated airstrip. The site is readily accessible for power, water and additional infrastructure requirements. Camp facilities are in place with a current workforce involved in further geological sampling and early construction works for the project. Study Status • The Ore Reserves for the Rincon Project deposit is supported by a feasibility study (FS) for the mine plan and mine design covering the life of mine. The Ore Reserves are deemed technically achievable and have been tested for economic viability using input costs, metallurgical recovery and expected long term LCE price, after due allowances for royalties. • Approximately 30% of the Measured and Indicated Mineral Resources were converted to Probable Ore Reserves as of the 40-year life of mine plan with the remaining 70% retained in situ. • Material meeting the acceptance criteria for DLE processing was scheduled over the life of the deposit with resulting Ore Reserves. Cut-off parameters • A cut-off grade of 250 mg/L lithium was applied for Measured and Indicated Resources. The same cut-off grade was used for estimation of the Ore Reserves at individual simulated wells. Mining factors or assumptions • Production plan: o The Rincon Project will be mined by production wells ranging in depth from about 30 m to 140 m. The mining process will include brine extraction from the production wells, buffer ponds, and pipelines from the wellfield to the processing plant-feed tanks. The brine will be processed using DLE technology which has an approximate 90% processing efficiency. Spent brine will then be conveyed and deposited at the SBDF where it will both evaporate and infiltrate into the aquifer. o The Rincon Project deposit will be mined with a planned annual sales export tonnage of 53 ktpa of LCE. o The Rincon 3000 starter plant is scheduled for completion in the first half of 2025 with a capacity of 3 ktpa. The second phase will commence in 2028 and increase production to 28 ktpa of LCE, ramping up over 36 months to an annualised capacity of 53 ktpa of LCE, all of which are categorised as Probable Ore Reserves. o Use of production wells is conventional for extraction of lithium brines and is appropriate for the Rincon Project deposit because the lithium is dissolved in aquifer brine. o Mining infrastructure requirements have been identified by Rio Tinto and will be incorporated as part of the mining project build scope. • Ore Reserves model: o Wellfield extraction was simulated using a numerical groundwater flow and solute transport model (numerical model) to simulate extraction of mineral concentrations from a conceptual wellfield located in the salar. Industry-standard groundwater modelling code using an unstructured grid was used to estimate the Ore Reserves (MODFLOW- USG). The density driven flow package (DDF) is coupled with block-centred transport (BCT) to achieve the necessary density flow and transport required for Ore Reserves modelling. The Connected Linear Network (CLN) package is applied at simulated wells to improve simulation of pumping tests to evaluate dynamic levels and drawdowns at the

Appendix 32 / 36 RioTintoNonBusiness pumping wells. With the CLN package, it is possible to estimate head losses by incorporating a pumping well efficiency. In this context, the CLN package of each production well adopted a well efficiency estimated from each respective variable-rate pumping test. o The Ore Reserves model considers modifying factors for converting Mineral Resources to Ore Reserves, including the wellfield design, feasible aquifer pumping, and any potential projected dilution. o Pseudo steady-state calibration and transient calibration were conducted for the numerical model for pre-development modelling simulations. The pseudo steady-state calibration included density driven flow and modified hydraulic parameters to ensure simulated groundwater levels reasonably matched measured levels. Statistics of the pseudo steady-state calibration were acceptable and within international modelling guidelines. The transient calibration assessed dynamic drawdown and recovery responses demonstrated by brine pumping tests with priority given to long-term tests. The transient calibration was considered reasonable. o A water balance defines the underlying hydrological processes in the basin. Inflows (or recharge) to the main aquifers are estimated based on the quantification of total precipitation which directly infiltrates the ground or flows laterally on top of the surface to recharge another area. Outflow is estimated as evaporation discharge from the system. Recharge and evaporation modelling estimated availability of raw water and the dilution of brine density and lithium grade along salar margins and was deemed acceptable for the Ore Reserves estimate. o The numerical model has assumed sufficient account for estimated ore migration through brine flow and potential dilution. Dilution is simulated by the numerical model to account for changes in brine density and lithium grade from migration of fluid from the salar margins and potential infiltration from the SBDF. o The numerical model has lateral block size spacing of 250 m by 250 m and variable vertical block spacing of 3 m to 20 m for the production aquifer depths in the salar area. While production well locations are selected based on areas of higher grade or improved aquifer permeability, bulk mining (minimal selectivity) will occur due to the radial flow of brine to the wells. o Ore Reserves are calculated from a point of reference of processed brine (applying a process efficiency factor of 90% for lithium), rather than at the production wellheads. o Inferred Mineral Resources are not converted to Ore Reserves. o The numerical model also assessed transport of boron, chloride, bicarbonate, potassium, magnesium, sodium, and sulfate for the mine plan. • Modifying factors: o Modifying factors considered during the Ore Reserves estimation included production well efficiency, wellfield placement, potential future dilution from direct recharged of raw water (precipitation)or brackish water as lateral recharge from salar margins, and hydraulic parameters that affect well yield. The Ore Reserves model encompasses the entire Rincon watershed basin to also incorporate stress or changes to the hydrological system from raw water extraction, assumed pumping from adjacent properties, estimated climate change factors, and infiltration from the SBDF. o Modifying factors of hydrological processes relevant to the water balance (inflows and outflows of the basin) are estimated from the following: 3 meteorological stations in the basin and publicly available stations in adjacent salars, estimates from satellite data, snowmelt estimates, geological units dictating infiltration capability, remote sensing of seasonal images to delineate where evapotranspiration occurs and estimated magnitudes, and local seasonal dome evaporation measurements across the basin. o A geotechnical investigation was conducted for the SBDF design to assess the underlying sediments and their infiltration capacity. A liner will be emplaced along the SBDF embankment for stability but will otherwise be unlined which will allow for some infiltration of the spent brine to the underlying aquifer. This may result in some dilution of lithium grade in the local aquifer brine near the SBDF. o The production wellfield is planned in an area that was previously explored by drilling, sampling, and pumping tests. A monitoring program will document any changes that may occur during operation of the wellfield.

Appendix 33 / 36 RioTintoNonBusiness Metallurgical factors or assumptions • The metallurgical process proposed is DLE technology consisting of a selective lithium adsorbent, concentration and water recovery, impurity removal and conversion of the concentrated lithium chloride to a crude lithium carbonate. The crude lithium carbonate is further refined to produce a battery grade lithium carbonate quality product. • The lithium adsorption process is assumed to have an 86% recovery. The overall plant recovery for lithium is 90%. • The Rincon Project estimated Ore Reserves has an average extracted grade of 350 mg/L lithium over the life of mine. • The feasibility study has validated the process design and residual risks are considered acceptable. Metallurgical test work during the feasibility study mainly focussed on the following areas: o Reduction in water consumption and therefore water supply risk. o Optimising of unit operations and reagent consumptions. o Definition and sensitivity of the flowsheet to the operating envelope. • Test work is appropriate for this type of deposit to reduce potential environmental impact (a portion of depleted brine should re-infiltrate and recharge the aquifer at the SBDF). The following efforts have progressed to investigate artificial recharge and potential mitigation strategies: o Shallow gravity-fed infiltration trials have been completed to assess the suitability of re- injection trials. o A larger scale re-injection trial is proposed and basic engineering design is prepared. The plan was submitted to the Mining Secretariat and seeking approval. Environmental factors or assumptions • Activities are underway for the construction of authorized camps and auxiliary infrastructure necessary for the development of the Rincon 3000 project (authorized Resolution No. 009/2023), as well as the facilities for Rincon 3000. • The ESIA for Rincon Full Potential (RFP) was submitted to the Mining Secretariat in April 2024 and approval is expected by July 2025. The approval process is being closely monitored. An initial meeting was held on June 2024 with the technical team from the Mining Secretariat, Water Resources, Indigenous Secretariat and Environment Department. • Waste facilities are summarised as follows: o Spent brine disposal facility (SBDF) 250 Mm3 capacity. o Filtered waste storage facility (FWSF) 0.7 Mm3 (wet) capacity fully lined. Infrastructure • Site access to the Rincon Project is by chartered flights from Salta to a private airstrip onsite developed in 2023 or via a series of paved and unpaved sections of National Road 51 (RN51) west of the city of Salta. Total driving distance between Salta and the Project is 270 km and takes approximately five hours by light vehicle. The project is also accessible from Antofagasta, Chile, a driving distance of approximately 450 km. • The infrastructure in the region is underdeveloped; the region has poor quality roads (while higher intensity of truck traffic is expected as more mining projects are developed), low availability of railway transportation, poor communications and insufficient services. • The project development consists of two wellfields (brine and raw water) and associated pipelines, ponds, processing plant, camp, non-processing infrastructure, spent brine deposition facility (SBDF), filtered waste storage facility (FWSF) and grid power connection. • Wellfield – one wellfield in the salar and one wellfield in the alluvial fan: o Initially 12 shallow brine production wells in the salar (year 1-3) with an additional 7 added in subsequent years. o Additional 137 brine production wells during life of mine in the salar. o 28 new water supply production wells and 8 existing production wells in the alluvial fan. • Process plant – DLE technology: o 3 ktpa pilot plant (Rincon 3000). o 2 trains of 25 ktpa capacity each (RFP). • SBDF– downstream raise embankment: o 250 Mm3 capacity for spent brine storage (considering Rincon 3000 and RFP annual production and projected LoM). o 0.7 Mm3 capacity for filtered waste storage (considering Rincon 3000 and RFP annual production and projected LoM). • Infrastructure – connection to existing networks: o On-site access roads (120 km). o 2 x 33 kV power lines (26 km each).

Appendix 34 / 36 RioTintoNonBusiness o New construction camp for 1,500 workers (for a total construction workforce of up to 2,100 workers, with the balance accommodated in the existing camps). • Brine wellfield (salar): o Pumping rate (average for LoM) is estimated as approximately 1,060 L/s. • Raw water wellfield demand (Catua alluvial fan): o Base case is estimated as 140 L/s supply (peak). o Upper case 210 L/s supply (peak). • Land acquisition is not required. Costs • The capital expenditure (CAPEX) was estimated for RFP based on a 50 ktpa facility in two near identical trains and pilot plant. • The capital cost estimate meets the requirements for a feasibility study estimate with a final accuracy target of -10% to +15%. • Operating expenditure (OPEX) costs were estimated for the steady state operation of a plant producing 50 ktpa of LCE split into two similar trains. Costs vary from year to year and can be influenced by the production rates of the plant, and by the number of days in the working year. Costs were calculated on a nominal basis and no cost escalation or inflation have been included. • The cost for electrical power varies over the first five years as the Project moves from grid power to greener forms of power. • The OPEX estimate has an expected accuracy of +15% to -10%. This estimate does not include contingency. The OPEX was calculated on a product sale Free on Board (FOB) basis. The financial model will include cost, insurance and freight (CIF) charges. • The steady state, when the plant is operating at full capacity, production is 50 ktpa. • Taxes and royalties: o VAT: The VAT paid on capital expenditures is calculated by applying a weighted average of 15% tax rate. For exports subject to VAT, a 21% tax rate is applied to determine the VAT refunded. o In operations phase, the rate of 21% is applied to the locally procured portion of operating costs to determine VAT paid with the refund obtained in 3 months. o Royalties: The province of Salta imposes the royalty payment of 5% of mining proceeds reduced by operating costs. • Export duties: o Export duty of 4.5% is applicable to mining operations in Argentina. As of November 2023, an export duty rebate of 1.5% was reinstated for lithium producers, reducing the export duty amount to 3%. Under the Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones or RIGI) benefits, the Rincon Project will be exempt from paying the export duty 3 years after registration. o Income tax: General income tax rate in Argentina is 35%, reducing to 25% under the RIGI regime. Revenue factors • Rio Tinto applies a common process to the generation of commodity price assumptions across the group. This involves generation of long-term price forecasts based on current sales contracts, industry capacity analysis, global commodity consumption and economic growth trends. Rincon Project prices are adjusted to reflect the expectation that they will be sold on CIF terms. • Exchange rates are also based on internal Rio Tinto modelling of expected future country exchange rates. Due to the commercial sensitivity of these assumptions, an explanation of the methodology used to determine these assumptions has been provided, rather than the actual figures. Market Assessment • Rio Tinto is confident in the long-term outlook for lithium, with more than 10% compound annual growth rate in lithium demand expected through to 2040 leading to a supply deficit (source: Benchmark Mineral Intelligence (BMI) benchmark supply and demand forecast as of September 2024).. The growth in electric vehicles (EVs) and subsequent boom in lithium-ion batteries is the key growth driver. With a base case production of 53 ktpa of battery-grade lithium carbonate, the Rincon Project will account for ~2% of global lithium carbonate equivalent demand and will be a crucial supply source for Europe and the United States due to forecast supply shortfalls. • In terms of the sales portfolio, The Rincon Project intends to sell battery-grade lithium carbonate to customers across the value chain, diversified across continents. At present, most cathode makers are based in Asia (i.e. China, South Korea and Japan) but the project pipeline in the West is gradually expanding due to the push for localised supply chains. The shipping of lithium

Appendix 35 / 36 RioTintoNonBusiness carbonate is relatively straight forward via standard 20 or 40-foot containers out of Chile and Argentina ports to worldwide destinations as has been done by existing producers for more than 30 years. The cost of shipping lithium carbonate is low compared to market prices. Compared to ‘mature’ commodities such as copper and aluminium (with forecast demand growth of ~1% to 3% over the longer term), lithium is still very much in its infancy in terms of product volume and price transparency. The projected demand growth and price forecasts for lithium products could significantly deviate from current forecasts depending on market developments on EV policies, recycling growth and battery technology breakthroughs. Economic • Rio Tinto long-term prices have been used as the basis for the financial evaluation (NPV, IRR). The assumptions used in this economic analysis are macroeconomic, marketing, mine plan, operating costs, capital costs, closure costs, working capital and taxation. • Rio Tinto Economics supplies price and cost information on a real basis for use in NPV calculations. Rio Tinto specifies the discount rate to be used. Project NPVs are confidential information however, economic evaluation using Rio Tinto long-term prices demonstrates a positive NPV for the Rincon Project Ore Reserves under a range of price, cost and productivity scenarios Social • The ESIA for RFP was submitted to the Mining Secretariat in April 2024 and approval is expected by July 2025. The approval process is being closely monitored. An initial meeting was held on June 2024 with the technical team from the Mining Secretariat, Water Resources, Indigenous Secretariat and Environment Department. • The government and key stakeholders have a general understanding of the role of Rio Tinto, the lithium industry, and the Rincon Project. To date, stakeholder management has been focussed on achieving major objectives such as obtaining relevant permits, gaining support for necessary infrastructure and providing information about Rio Tinto’s ESG practices. • The current national government supports the mining industry, and has a market-friendly approach, prioritizing private investment and a reduction of state-intervention in the economy. • The business unit and project team have established good levels of engagement with government, communities and other stakeholders, and this will continue during project execution. • A solid framework for cooperation with the Provincial Government of Salta was established, through consistent contacts, engagement, and communication. High level meetings with relevant authorities of the Federal Government have also already taken place. Other • There are no known current impediments to the progression of the project or foreseen encumbrances to the granting of a licence to operate. Classification • The Ore Reserves classified as Probable corresponds to Measured and Indicated Resources in Rio Tinto owned properties. The classification of Probable captures the natural uncertainty of the draw point for the material being extracted due to the mixing of brine and long-term evolution of pumping. Audits or reviews • An Ore Reserves estimate was completed by Schlumberger Water Services in 2016 for the previous property owners. An audit and update of the Rincon Project Ore Reserves estimate was conducted by Montgomery & Associates between 2020 and 2021. The audit showed a number of improvements required which were incorporated into the subsequent update prepared by Montgomery & Associates in 2021 for the previous owner. • The Ore Reserves estimates prior to 2022 are considered historical and are not reported in accordance with the JORC Code; however, the audits are relevant to the data and methodology applied to the current Ore Reserves. • Updated Ore Reserves models and estimates for the Rincon Project were completed by hydrogeologic consulting firm Montgomery & Associates to support the pre-feasibility study (PFS) in 2022, interim evaluations, and the feasibility study (FS) in 2024. A model sensitivity analysis was conducted in 2024 to assess the parameters most sensitive for Ore Reserves estimation and potential production targets. • Internal Ore Reserve models and estimations prepared in 2022, 2023, and 2024 were audited by the Rio Tinto Technical Evaluation Group. Actions from the findings of these reviews were subsequently addressed and are ongoing from the recent 2024 audit. Reviews concluded the model and estimation was suitable for the current study.

Appendix 36 / 36 RioTintoNonBusiness Discussion of relative accuracy/ confidence • The Competent Persons consider that the Ore Reserves estimate has good global accuracy sufficient to support mine planning and assessments for environmental studies. The numerical model uses density driven flow and adequately captures hydrological processes in the basin. Calibration for the pseudo steady-state showed residual mean errors for groundwater levels within acceptable tolerances by international modelling guidelines. Transient calibration included multiple short-term pumping tests across the salar and a long-term pumping test in the black sands to demonstrate suitability of the numerical model to assess aquifer yield and grade for the Ore Reserves estimate. • To the extent known by the Competent Persons, there are no known environmental, permitting, legal, title, taxation, socioeconomic, political or other relevant factors that could affect the Ore Reserves.